                                                                   Exhibit 99.1

                                   [GRAPHIC]


                                CANADIAN SUPERIOR
                                   ENERGY INC.




                                   [GRAPHIC]




                            2004 FIRST QUARTER REPORT

MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------

This document contains forward-looking information on future production, project start-ups and future capital spending. Actual results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors.

     Statements contained in this document relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

     During the first quarter of 2004, our management and professional staff achieved significant gains in our Western Canadian operations. In addition highlights of the first quarter included, together with our joint venture partner, successfully managing the complex task of drilling the first "Mariner Project" deep exploration well Offshore Nova Scotia. Also we are very pleased to report that subsequent to the end of the first quarter of 2004, we were successful in expanding our holdings offshore Trinidad and Tobago having been awarded the right to explore Block 5(c) in the Government of Trinidad and Tobago Ministry of Energy and Energy Industries' 2003/2004 Offshore Competitive Bid Round. This represents a further major achievement for our staff and for the Corporation. We are also pleased to report that in Western Canada our production averaged 2,594 boe/d during the first quarter of 2004, an increase of 179% compared to the first quarter of 2003. The tie-in of new Drumheller area wells resulted in the addition of approximately 750 boe/d to production by the end of the first quarter of 2004. At the end of April 2004, our production grew to a level exceeding 3,000 boe/d.

     During the first quarter of 2004, Offshore Nova Scotia, Canada, Canadian Superior, along with our joint venture partner El Paso Oil and Gas Canada, Inc., continued with drilling of the first "Mariner Project" exploration well directly offsetting ExxonMobil's Venture natural gas field. Spudding of this well occurred late in November 2003. The "Mariner" I-85 exploration well was drilled in a challenging high temperature, high pressure environment, utilizing the latest in drilling technology, and reached a total depth of approximately 5,408 metres (17,743 feet) to evaluate the first of three large structures identified for drilling on the "Mariner Project" licence. The "Mariner" I-85 exploration well encountered gas pay in multiple zones with high bottom hole pressures encountered at anticipated depths. Gas levels measured while drilling supported the presence of gas bearing reservoir sections, subsequently confirmed by a full suite of electronic wireline logs completed and evaluated. Abandonment operations on the exploration well were completed in March 2004. Despite certain uninformed media reports that have not properly reported on this well, as indicated in Canadian Superior's press release of March 11, 2004, we remain confident that the results of the "Mariner" I-85 exploration well prove that a substantial gas pool exists between the "Mariner" I-85 exploration well and the Arcadia J-16 well and that we have established the presence of a significant gas reservoir on the "Mariner" block. The factual accuracy of Canadian Superior's March 11, 2004 Press Release has been confirmed publicly on numerous occasions by El Paso. We plan to move forward with further drilling on the "Mariner" block in the near future.

     Also during the first quarter of 2004, in Trinidad, we continued to lay the groundwork for commencement of operations on our "Tradewinds" project, including the planned commencement of seismic operations later this year, to be followed by drilling operations thereafter. Our "Tradewinds" project is a "World Class" joint venture project with the nationally owned Petroleum Company of Trinidad and Tobago Limited ("Petrotrin"). This joint venture, encompassing two near-shore Blocks (55,000 acres) off the east coast of Trinidad, has the potential to establish significant oil and gas reserves in the heart of a known hydrocarbons-bearing structural trend. Given the shallow water nature, less than 30 metres depth, of the Mayaro/Guayaguayare blocks, drilling costs are very affordable and projected at between US $3 million and US $5 million per well. The Blocks are in the Mayaro Bay/Guayaguayare area and are on-trend with the recently discovered Angostura and Carapal Ridge fields. In Trinidad we were also active in efforts to increase our landholdings. Early in 2004 we submitted bids for Production Sharing Contracts covering


COVER:
ROWAN GORILLA V ON SITE DRILLING FOR CANADIAN SUPERIOR, OFFSHORE NOVA SCOTIA NEAR SABLE ISLAND. PHOTOGRAPH BY LOWELL GEORGIA


--------------------------------------------------------------------------------
1             CANADIAN SUPERIOR ENERGY INC. 2004 FIRST QUARTER REPORT

                                                         MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------

two Blocks located off the east coast of Trinidad. On May 11, 2004, we were pleased to announce that we had been informed by the Trinidad & Tobago Ministry of Energy and Energy Industries that Block 5(c), covering 80,041 acres, had been awarded to us. Trinidad is one of the most coveted oil and gas basins in the world today and Block 5(c) represents further exciting "World Class" opportunities for Canadian Superior. Block 5(c) has significant natural gas exploration potential offsetting the large Dolphin gas field operated by British Gas. We look forward to working diligently with the Ministry of Energy and Energy Industries in finalizing and executing a Production Sharing Contract and moving forward with our exploration and development program on the block. Based on detailed seismic, three large structural gas prospects have been identified on Block 5(c) with the potential for up to 4.0 tcf of unrisked gas reserves. Block 5(c) is situated in medium water depths, approximately 200 - 400 metres, suitable for semi-submersible rigs capable of reaching targeted drilling depths in approximately 40 days. Based upon our drilling experience Offshore Nova Scotia and elsewhere, Canadian Superior's drilling personnel have considerable expertise in drilling the over-pressured wells expected on Block 5(c). Also, well costs on Block 5(c), estimated at US $12 million for drilling operations, are considerably lower than those experienced drilling offshore Nova Scotia. Canadian Superior competed directly against British Gas for Block 5(c) and we are very fortunate to have been awarded this block by the Trinidad and Tobago Ministry of Energy and Energy Industries.

     During the first quarter of 2004 Canadian Superior continued to concentrate on three core initiatives.

     1. In the Drumheller area, our oil and gas development drilling program continued in the first quarter with the successful drilling of four new oil and gas wells and the tie-in of wells drilled late in 2003. To date we have achieved a 94 % success rate in the drilling of seventeen Drumheller area wells. Two oil wells and two gas wells were successfully drilled during the first quarter of 2004. One oil well was tied-in during the first quarter. The remaining three wells will be tied-in before the end of the second quarter. Six locations remain to be drilled to complete the first phase of our Drumheller area drilling program. Coal bed methane wells are also being planned, with a joint venture well drilled during the first quarter of 2004, to assess the potential for coal bed methane production on our large Drumheller area landholdings which are located in the heart of Alberta's original coal producing area.

     2. Offshore Nova Scotia, we drilled the first "Mariner Project" deep exploration well in a challenging high temperature, high pressure environment. Based on the results of this well, we plan to move forward over the next several months with further drilling on the "Mariner" block. We remain confident that the results of the "Mariner" I-85 well have established the presence of a significant gas reservoir on the "Mariner" block.

     3. We worked hard on our Trinidad "Tradewinds" joint venture project with planned operations to commence later this year. In addition, we submitted bids for Production Sharing Contracts covering two Blocks located off the coast of Trinidad in the heart of known hydrocarbons-bearing structural trends. Our bid for Block 5(c), covering 80,041 acres, was successful and provides us with a new "World Class" gas exploration opportunity that we intend to rapidly move ahead with.

HIGHLIGHTS OF FIRST QUARTER ACTIVITIES INCLUDE:

     o A 179% increase in Production to 2,594 boe/d compared to 930 boe/d in the first quarter of 2003.

     o A 127% increase in Revenue to $9.1 million compared to $4.0 million in the first quarter of 2003.

     o Cash Flow from Operations of $4.4 million up 574% compared to $658,000 in the first quarter of 2003.

     o Development drilling continued on our Drumheller area holdings. Four successful oil and gas wells have been drilled in the first quarter of 2004 and one coal bed methane well was also drilled. One of the two new oil wells was placed on-stream during the quarter. The second oil well was completed and is awaiting equipping operations. The first of the two successful gas wells were placed on-stream early in May 2004. The second gas well is waiting to be completed once a service rig is brought on-site and is expected to be brought on-stream shortly.

     o Drilling of the Canadian Superior El Paso "Mariner" I-85 exploration well was completed. Canadian Superior is confident that the results of the "Mariner" I-85 exploration well have established the presence of a significant gas reservoir on the "Mariner" block.

     o Establishing the groundwork for commencement of our Trinidad "Tradewinds" joint venture project seismic operations and for commencement of drilling operations thereafter.

     o Limited winter access area activities were conducted in the East Ladyfern area due to the sale of our partner's, El Paso Canada, Western Canadian operations. Two Slave Point natural gas discoveries


--------------------------------------------------------------------------------
              CANADIAN SUPERIOR ENERGY INC. 2004 FIRST QUARTER REPORT          2

MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------

          were made early in 2003. Our partner El Paso Canada was put up for sale and winter operations were limited to the successful completion of one well and the completion of 3-D seismic acquisition. A 62 square kilometre 3-D seismic program was completed during the first quarter of 2004 that has resulted in the identification of multiple new high quality locations for drilling.

EAST COAST CANADA, OFFSHORE NOVA SCOTIA

"MARINER PROJECT" (EL 2409, 100% WI; SUBJECT TO EL PASO EARNING A 50% WI)

Canadian Superior's "Mariner Project" is a "World Class" exploration project located approximately nine kilometres northeast of Sable Island, Offshore Nova Scotia. This project encompasses an offshore area of 101,800 acres and directly offsets five significant discoveries near Sable Island, including the ExxonMobil Venture natural gas field. El Paso Corporation, through its Canadian subsidiary El Paso Oil and Gas Canada, Inc., farmed-in to participate in the drilling and development of our "Mariner Project". Canadian Superior and El Paso selected a location for the Canadian Superior El Paso "Mariner" I-85 exploration well, approximately nine kilometres northwest of the Sable Offshore Energy Project's Venture gas field. El Paso participated in the "Mariner Project" by paying two-thirds of the costs of the "Mariner" test well. This expenditure, when combined with the satisfaction of all conditions, entitles El Paso to earn a 50% interest in the "Mariner Project" lands (EL 2409) to the depth drilled.

     This first "Mariner Project" exploration well was a high temperature, high pressure well drilled to a total depth of approximately 5,408 metres (17,743 feet) to evaluate one of three large structures identified on the "Mariner Project" licence. This well was one of the deepest offshore wells drilled in Canada in 2003. The Rowan Gorilla V jack-up drilling rig, a Super Gorilla Class Slotilever Cantilever Jack-Ups, designed for operating in harsh environments like offshore Eastern Canada, was contracted to drill this well utilizing the latest in drilling technology and was at the "Mariner" site through almost the entire first quarter of 2004.

     Following the drilling program and well evaluation program, on March 11, 2004, Canadian Superior announced that "Mariner" I-85 exploration well had encountered gas pay in multiple zones. The high bottom hole pressures experienced in offset discovery wells were encountered at the depths anticipated. The magnitude of the overpressure was quantified while drilling, based on measured gas levels in the drilling fluid, and subsequently confirmed during the well evaluation with pressure measurements. Gas levels measured while drilling supported the presence of gas bearing reservoir sections, subsequently confirmed by the full suite of electric wireline logs completed and evaluated. On March 25, 2004, an announcement was made that abandonment operations had been completed. Operations on the Canadian Superior El Paso `Mariner' I-85 exploration well were performed in a very safe and effective manner. Zero Lost Time Injuries and zero Environment Incidents/Spills occurred while drilling this challenging High Temperature High Pressure 5,408 metre (17,743 feet) well, in the extremely harsh area of the North Atlantic. All those involved in our "Mariner" activities are to be complimented on their attention to safety and the environment; and also to cost, scheduling and budgets. We are very pleased to report that our expenditure tracking indicates that well costs have met budget expectations, within normal industry tolerances. We are confident that the overall "Mariner" I-85 exploration well cost will be lower than those of comparable High Temperature High Pressure wells drilled in the Offshore Nova Scotia area.

     When El Paso decided not to flow test the well to surface, Canadian Superior had the opportunity to elect to take over the well. However, if the election to take over the "Mariner" I-85 exploration well had been made, Canadian Superior would have been responsible for:

      i. all flow testing costs, including 100% of the cost for up to three flow tests, which were recommended by Canadian Superior's technical personnel,

     ii.  costs associated with suspension or abandonment of the wellbore; and,

    iii. costs associated with returning the rig to Halifax, some 180 miles from the "Mariner" I-85 wellsite.

     The aggregate estimated cost to Canadian Superior would have been between $26.7 million and $32.7 million for the three flow test case. This estimate assumes that there were no unforeseen additional costs associated with equipment problems, pack ice, other weather downtime or any other unexpected issues, which could accrue additional costs at various day rates, depending on the activity, and are often in excess of $250,000 per day. Any such additional costs would have been for Canadian Superior's account. In view of the above mentioned considerations, Canadian Superior elected to maintain the Company's focus on financial discipline and decided not proceed with the flow testing on its own.


--------------------------------------------------------------------------------
3             CANADIAN SUPERIOR ENERGY INC. 2004 FIRST QUARTER REPORT

                                                         MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------

                          MARINER PROSPECT SUMMARY MAP
                           POTENTIAL UNRISKED RESERVES
                                     2.5 TCF


                                    [GRAPHIC]


     Given Canadian Superior's view of the positive nature of the "Mariner" I-85 results, Canadian Superior's expectation that more "Mariner Project" drilling would be undertaken, and the Corporation's recognition of the above mentioned cost situation, Canadian Superior did not elect to take over the "Mariner" I-85 exploration well. The originally estimated cost to drill, log and abandon the well for Canadian Superior was $15 million (1/3 of $45 million); an aggressive target considering recent higher costs of similar wells. Canadian Superior's expected cost for its 1/3 share of the drilling costs for the "Mariner" I-85 exploration well is estimated to be approximately $13.9 million, meeting budget expectations and within normal industry tolerances, as opposed to the $26.7 million to $32.7 million plus in potential costs outlined above.

     As announced on March 11, 2004, Canadian Superior remains confident that results from the "Mariner" I-85 exploration well prove that a substantial gas pool exists between the "Mariner" I-85 well and the Arcadia J-16 well. Canadian Superior is confident that it has established a significant gas reservoir on the "Mariner" block between these two wells. As indicated above, the factual accuracy of Canadian Superior's March 11, 2004 Press Release has been confirmed publicly on numerous occasions by El Paso. We plan to move forward with further drilling on the "Mariner" block in the near future.

     Unfortunately, Canadian Superior would be remiss if it did not comment briefly on the US class action proceedings that pertain to the "Mariner" exploration well threatened or initiated against Canadian Superior and certain of its officers and directors recently since the drilling of the "Mariner" exploration well, in the United States District Court, Southern District of New York. Specifically, the allegations are that Canadian Superior and certain of its officers and directors, amongst other things, made materially false and misleading statements to the public with regard to the costs and results of the Company's exploration drilling operations offshore Nova Scotia causing investors to suffer damages. Canadian Superior and the individuals involved categorically deny these allegations. Canadian Superior is of the opinion that these allegations are being made by ill-informed US plaintiff lawyers and are groundless, frivolous and a misuse of the United States legal system.


--------------------------------------------------------------------------------
              CANADIAN SUPERIOR ENERGY INC. 2004 FIRST QUARTER REPORT          4

MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------

     To date, we have been informed of thirteen proceedings that have been threatened or initiated against Canadian Superior and certain of its officers and directors in the United States District Court, Southern District of New York. In the opinion of Canadian Superior these self-serving actions and allegations are contrary to the interests of our shareholders. The media may have you believe that these proceedings are broad based and constitute a large segment of our shareholders, when in fact, as best we can determine, of the thirteen class action proceedings announced to date, the thirteen individual plaintiffs involved have total shareholdings of Canadian Superior estimated at less than 90,000 shares, out of the total shareholdings of our Company of 107.9 million common shares issued and outstanding as of March 31, 2004. One of these alleged plaintiffs even bought and sold shares of Canadian Superior for a profit during the drilling of the "Mariner" exploration well.

     Not only do we find these actions and allegations offensive, but in our opinion, they are intended to disrupt our business. This will not be the case! Our legal counsel advises us that these various proceedings and actions will undoubtedly be consolidated into one action and we wish to assure you that this action and the allegations and/or any other "copy cat" actions and those responsible for them shall be dealt with aggressively in court by our legal counsel, if necessary. In our opinion, as a number of our supporters have said, these actions and allegations are the conduct of self-serving plaintiff lawyers who are nothing more than "shakedown artists" who are trying to intimidate our Company. Again, we do not intend to allow this to be the case! They will be dealt with appropriately by Canadian Superior and our legal counsel in due course.

     In the interim, these actions and allegations are regrettable, and we will keep you up to date on further developments in this regard, and we look forward to proceeding with further work on our "Mariner" exploration project.

"MARQUIS PROJECT" (EL 2401 & EL 2402, 50%WI)

Our "Marquis Project" lands encompass two exploration licences with approximately 112,000 contiguous acres located in shallow water depths close to the existing Sable Offshore Energy Project producing infrastructure. The "Marquis Project" lands are located approximately 20 kilometres northwest of Sable Island and approximately 25 kilometres northeast of EnCana's Deep Panuke Abenaki reef natural gas discovery. During 2002 the first "Marquis" exploration well, L-35/L-35A, was drilled and confirmed the presence of a porous Abenaki reef reservoir in three separate zones within the Abenaki reef complex. El Paso earned a 50% working interest to the depth drilled in the "Marquis Project" by joining Canadian Superior in the drilling of the "Marquis" L-35/L-35A well. Our primary target in the "Marquis Project" continues to be a large carbonate reef bank reservoir analogous to EnCana's Deep Panuke discovery located 25 kilometres southwest of the "Marquis" well. During 2003, we continued to move forward with El Paso in planning for further drilling on our "Marquis Project". A targeted high-resolution 3-D Seismic Survey on the "Marquis Project" lands, originally scheduled for September of 2003, was postponed due to adverse weather conditions and is expected to proceed in due course. This additional seismic data will provide detailed geophysical data that can now be tied to measured well bore data obtained through the drilling of the "Marquis" L-35/L-35A exploration well. This should allow us to identify optimal future drilling locations on the Abenaki Reef up-dip from our 2002 "Marquis" L-35/L-35A well.

"MAYFLOWER PROJECT" (EL 2406, 100% WI)

Canadian Superior's "Mayflower Project" exploration licence, covering approximately 710,000 acres, was acquired in November 2001 for a Work Expenditure Bid of $41.25 million. This project area is located approximately 460 kilometres (285 miles) east of Boston. Mapping to date indicates the presence of five sizeable deep-water prospects within the "Mayflower" block. These large prospects are structural and are typically formed by mobile salt tectonics. Prospect sizes range from 50 to 200 square kilometres in size and are located in 1,300 to 2,500 metre water depths. These types of prospects have been successfully explored in other basins along the Atlantic margin and contain the potential for large discoveries. Similar deep-water structures offshore West Africa and in the Gulf of Mexico have resulted in several hundred million barrel discoveries. The gas discovery by Marathon and its partners in a turbidite deposit Offshore Nova Scotia has proven the turbidite play concept and establishes that there is hydrocarbon source rock and reservoir in the deep water plays. We currently plan to proceed with a seismic program over the "Mayflower" block to further define target structures for drilling.

     The deep-water plays Offshore Nova Scotia have attracted interest from large international oil and gas companies. Canadian Superior is working to secure joint venture partners for the deep water "Mayflower" block. A Confidentiality Agreement is in place between Canadian Superior and a potential partner. The


--------------------------------------------------------------------------------
5             CANADIAN SUPERIOR ENERGY INC. 2004 FIRST QUARTER REPORT

                                                         MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------

"Mayflower" joint venture partnership is being structured on terms similar to past joint ventures and it is expected to result in the release to us of most of the $10.3 million in secured term deposits currently assigned to the "Mayflower" block.

"MARAUDER" & "MARCONI" PROSPECTS (EL 2415 & 2416, 100% WI)

On November 13, 2003, Canadian Superior announced the acquisition of two new Exploration Licences Offshore Nova Scotia from the CNSOPB, covering 370,881 acres. Land Parcels #2 (EL 2415) and #4 (EL 2416) were acquired for Work Expenditure Bids aggregating to $14.1 million. These exciting exploration licences, named "Marauder" (EL 2415) and "Marconi" (EL 2416), were targeted for acquisition based on analysis of proprietary seismic data and in-house geological evaluations. "Marauder", encompassing 312,037 acres, directly offsets three Significant Discovery Licences (Uniacke, Citnalta and Arcadia). "Marauder" has four seismically defined prospects, two of which lie on trend with and are related to the Uniacke and Citnalta significant discoveries. This provides Canadian Superior with an attractive position in this proven area of the basin. "Marconi" (EL 2416), encompassing 58,844 acres, is adjacent to Exploration Licence 2372 (ExxonMobil, Shell, Imperial Oil), acquired in 1999 for a Work Commitment Bid of just over $55 million. The "Marconi" licence has a seismically defined tilted fault / anticlinal prospect similar to other Sable area fields such as Glenelg and Alma.

WESTERN CANADA

OPERATIONS SUMMARY

In Western Canada our first quarter focus was centered on continuing with a development drilling program on our Drumheller area holdings. First quarter production was 2,594 boe/d of production up from 930 boe/d in the first quarter of 2003. Production from the Drumheller area was approximately 2,300 boe/d in March 2004, with additional production expected to be added from three wells to be tied-in during the second quarter, and from the drilling of additional wells during the remainder of the year. At the end of April 2004, our total corporate production grew to a level exceeding 3,000 boe/d.

(ALBERTA AND BRITISH COLUMBIA)

DRUMHELLER AREA, ALBERTA

The Drumheller area is Canadian Superior's largest single producing area. This core producing area was acquired in March of 2003 and proved to be one of the better acquisitions completed in Western Canada in 2003. The purchase price of approximately $65 million ($53.5 million net of production credits and closing adjustments) equated to $20,576 per flowing boe/d compared to recent production asset transaction prices of as much as $50,000 per flowing boe/d (Oil and Gas Investor, April 2004). A significant number of exploration and development targets on our Drumheller holdings have been identified. Sixteen successful oil and gas wells have been drilled since the end of the second quarter of 2003. Production tie-ins for thirteen of these wells were completed prior to the end of the first quarter of 2004. The remaining three wells will be tied-in before the end of the second quarter. Six additional wells are to be drilled to complete the first major drilling phase of our Drumheller area exploration and development program. Our focus will then shift to horizontal drilling, waterflood in the Mannville "I" Pool, exploration in untouched deeper drilling horizons and coal bed methane development.

     Several small seismic programs were conducted in the first quarter to support ongoing exploration and development activities. Our total acreage holdings in the Drumheller area as at March 31, 2004 was approximately 170,000 gross acres (106,693 net acres) of largely undeveloped lands.

     We are focused on enhancing our Drumheller area assets by:

     o  Shallow, medium and deep development and exploration drilling

     o  Horizontal well drilling programs

     o  Recompletions, reactivations and facilities optimization programs

     o Commingling production from multiple potentially productive oil and gas zones between surface and 1,400 metres

     o Examining the potential for a full waterflood program in the Mannville "I" Pool

     o  Exploration in untouched deeper drilling horizons

     o  Coal bed methane development


--------------------------------------------------------------------------------
              CANADIAN SUPERIOR ENERGY INC. 2004 FIRST QUARTER REPORT          6

MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------

     Coal bed methane wells are also being planned to assess the potential for coal bed methane production on our large Drumheller area landholdings. Our landholdings are situated in the heart of significant thick coal bed accumulations. Our assessments have confirmed the potential for commercial methane gas production and led to the formation of joint ventures with Trident Exploration Corp. and with APF Energy. To date, two test wells have been drilled on our Drumheller lands, one of which was drilled in the first quarter of 2004. A third test well is expected to be drilled during the second quarter. As the Drumheller area coal bed potential develops, we may consider agressively developing our coal bed rights. Recent sales prices for Drumheller area lands with coal bed methane potential has exceeded $250,000 per section (approximately $390 per acre). We have approximately 108 net sections (69,120 acres) of Drumheller area lands with potential for coal bed methane production.

EAST LADYFERN AREA, ALBERTA (50%-75% WI, OPERATED)

The East Ladyfern area is a potentially significant high impact exploration area for Canadian Superior that is only accessible in winter months. We currently hold 24 contiguous sections of land in this area. During the first quarter of 2003, we successfully drilled two Slave Point gas wells jointly with our partner El Paso Canada, who farmed-in and participated to earn 25%. Based on preliminary results, we were confident that our new discoveries could result in the establishment of a new Slave Point natural gas field. To date, during the first quarter of 2004, one well was successfully completed and 62 square kilometres ( 24 square miles) of 3-D seismic was acquired in the East Ladyfern area. Based on this seismic, multiple new locations have been identified for drilling. Wellsite surveys are expected to be completed during 2004 and drilling operations are expected to commence after freeze-up this year. A multiple well program with British Gas, the successful acquirer of El Paso Canada, is expected to follow. East Ladyfern pipeline routes have been surveyed and plans have already been submitted to government agencies.

OTHER ALBERTA AND BRITISH COLUMBIA PROPERTIES

Canadian Superior holds operated working interests in a number of Alberta and British Columbia properties that are primarily in winter access areas. These other properties include an aggregate of 96,000 gross acres (81,000 net acres) in Alberta and 13,200 gross acres (10,000 net acres) in British Columbia. The main operated areas in Alberta are Windfall, Twinning, Boundary Lake and Bison. The Boundary Lake and Bison holdings are not considered to be core holdings and may be sold during 2004. In British Columbia, the main operated areas are Umbach, Altares and Parkland, all of which are considered to be potential high impact areas.

OFFSHORE TRINIDAD

"TRADEWINDS PROJECT"

During the first quarter of 2004, we continued to lay the groundwork for commencement of operations on our Trinidad "Tradewinds" project, including the planned commencement of seismic operations later this year, to be followed by drilling operations thereafter. Our "Tradewinds" project is a joint venture with the nationally owned Petroleum Company of Trinidad and Tobago Limited. The joint venture covers 55,000 acres of near shore acreage in the Mayaro/Guayaguayare area, off the East Coast of Trinidad, and represents a "World Class" oil and gas opportunity on-trend with the recently discovered Angostura and Carapal Ridge fields. This joint venture acreage has the potential to establish significant oil and gas reserves in the heart of a known hydrocarbons-bearing structural trend. A joint venture agreement with Petroleum Company of Trinidad and Tobago Limited ("Petrotrin") encompasses two Blocks (55,000 acres) in the Mayaro/Guayaguayare area. Petrotrin, an integrated oil company owned by the Government of the Republic of Trinidad and Tobago, produces approximately 60,000 barrels of oil per day and owns a refinery in Trinidad capable of handling 165,000 barrels of oil per day.

     The Mayaro/Guayaguayare Blocks are located near-shore along the east coast of Trinidad, positioned between the large Navette (onshore) and Galeota (offshore) fields and on-trend with the recently discovered BHP Billiton/ TotalFinaElf/ Talisman Angostura field and the Aventura Carapal Ridge gas discovery. The Angostura field has estimated recoverable reserves of 160 million bbls of oil and 1.75 tcf of natural gas (CNN, March 2003). The Carapal Ridge licence has estimated recoverable reserves of 0.5 tcf of natural gas (BG Group, March 2004).

     Under the terms of the joint venture agreement, Canadian Superior will initially conduct approximately 259 square kilometers (100 square miles) of high resolution offshore 3-D seismic over the Mayaro/Guayaguayare area and plans to drill two separate seismically defined structures on the properties. As mentioned above, due to the shallow water depths and the expected drilling rates, these wells are


--------------------------------------------------------------------------------
7            CANADIAN SUPERIOR ENERGY INC. 2004 FIRST QUARTER REPORT

                                                         MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------

                         CANADIAN SUPERIOR ENERGY INC.
                              TRINIDAD AND TOBAGO
                               OFFSHORE HOLDINGS


                                   [GRAPHIC]


quite affordable at an estimated cost of between US $3 million and US $5 million. The front end work in this regard has been progressing in the first quarter of 2004. Our planning target is to commence seismic operations later this year and to commence drilling operations shortly thereafter.

     Efforts to increase our presence in offshore Trinidad opportunities continued in the first quarter 2004. We worked very hard in the first quarter of 2004, and in late 2003, to effectively prepare and participate in the Trinidad and Tobago Ministry of Energy & Energy Industries' 2003/2004 Competitive Bid Round. We prepared, submitted and presented our bids for two highly prospective blocks located off the east coast of Trinidad. Canadian Superior's bids were qualified by the Government of Trinidad & Tobago in the final round of bidding against some of the largest oil and gas companies in the world. This hard work was rewarded early in May of this year when Canadian Superior was informed by the Trinidad and Tobago Ministry of Energy and Energy Industries that its bid for Block 5(c) in the historic 2003/2004 Competitive Bid Round was successful. The Government of Trinidad and Tobago Ministry of Energy and Energy Industries has said that Block 2(ab), the other block bid on by Canadian Superior, will not be awarded under the Competitive Bid Round to any of the four (4) bidders, that included, BHP Billiton/Total/Talisman, Canadian Superior, Kerr McGee/Primera and Repsol-YPF/Petrotrin. This block will be offered in a new future bidding round.

     Block 5(c) is an 80,041 acre Continental Shelf block, with water depths in excess of 150 metres (500 feet). Block 5(c) represents a new "World Class" opportunity for us with significant natural gas exploration potential offsetting the large Dolphin gas field operated by British Gas. We look forward to working diligently with the Ministry of Energy and Energy Industries in finalizing and executing a Production Sharing Contract and moving forward with our exploration and development program. Based on detailed seismic data, three large structural gas prospects have been identified on Block 5(c) with the potential for up to 4.0 tcf of unrisked gas reserves. Not only is Block 5(c) in the heart of one of the most coveted oil and gas basins in the world, it is situated in medium water depths, 200 metres to 400 metres, suitable for semi-submersible rigs capable of reaching targeted drilling depths in approximately 40 days. Based upon


--------------------------------------------------------------------------------
             CANADIAN SUPERIOR ENERGY INC. 2004 FIRST QUARTER REPORT           8

MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------

our drilling experience offshore Nova Scotia and elsewhere, Canadian Superior's drilling personnel have considerable expertise in drilling the over-pressured wells expected on Block 5(c). Also, well costs on block 5(c), estimated at US $12 million for drilling operations, are considerably lower than those experienced drilling offshore Nova Scotia.

LAND INVENTORY

Our undeveloped land acreage at the end of the first quarter was approximately 174,000 gross acres (147,500 net acres) with an average working interest of 85%. During the balance of 2004, we intend to actively add to our undeveloped land holdings, with a particular focus on the Drumheller area.

     Canadian Superior is one of the largest landholders Offshore Nova Scotia, where Canadian Superior currently holds high working interests (predominantly 100%) in six licences covering an aggregate of 1,293,946 acres.

     In Trinidad, Canadian Superior' "Tradewinds" joint venture lands cover 55,000 acres and the recently awarded Block 5(c) covers 80,041 acres. Total acreage is now 135,041 acres, resulting in Canadian Superior being one of the largest strategic offshore landholders in Trinidad and Tobago.

2004 CORPORATE GROWTH STRATEGY

Our corporate growth strategy during 2004 will be focused towards the following six key objectives:

     1. We intend TO CONTINUE FORWARD WITH FURTHER DRILLING AND DEVELOPMENT OF OUR "WORLD CLASS" OFFSHORE NOVA SCOTIA EXPLORATION HOLDINGS.

          o We intend to proceed with further drilling on our "MARINER PROJECT" lands.

          o We plan to conduct 3-D seismic acquisition on the "MARQUIS" lands.

          o In relation to our "MAYFLOWER" lands, we are working to secure a joint venture partner to shoot seismic and we intend to move ahead with drilling targets identified on the "MAYFLOWER" block as quickly as possible. A Confidentiality Agreement is in place between Canadian Superior and a potential partner.

          o In relation to "MARAUDER" AND "MARCONI", we have identified a number of excellent seismically defined prospects and we intend to seek further joint venture partners to shoot additional seismic aimed at establishing drilling locations, and to complete the necessary front end regulatory approval activities in support of our planned exploration activities.

     2. We will CONTINUE TO LEVERAGE THE EXPERTISE WE HAVE DEVELOPED OFFSHORE NOVA SCOTIA INTO OTHER "WORLD CLASS" BASINS. An example of this is the securing of the new joint venture with the Petroleum Company of TRINIDAD AND TOBAGO Limited, covering 55,000 acres Mayaro Bay/Guayaguayare near shore acreage, AND the RECENTLY ANNOUNCED further "World Class" opportunity related to the recent successful acquisition in Trinidad and Tobago of BLOCK 5(C) in the Government of Trinidad and Tobago Ministry of Energy and Energy Industries' 2003/2004 Offshore Competitive Bid Round.

     3. We will CONTINUE DEVELOPMENT OF OUR STRATEGIC CORE PRODUCTION ASSETS IN WESTERN CANADA in the Drumheller area of Alberta. With the near completion of our first phase of Drumheller area drilling operations, our attention will shift to horizontal drilling and a proposed waterflood for the Mannville "I" Pool, exploration in untouched deeper drilling horizons and CBM development.

     4. Further EXPLORATION AND DEVELOPMENT IN HIGH IMPACT EXPLORATION AREAS IN WESTERN CANADA such as in East Ladyfern will be conducted in 2004.

     5. We will continue to work to ENSURE THAT BALANCE SHEET STRENGTH IS MAINTAINED in order to properly balance high impact project risk.


     6. We are ON-WATCH FOR OPPORTUNITIES TO EXPAND OUR CORE CORPORATE INTERESTS through strategic acquisitions.

CORPORATE RESPONSIBILITY AND COMMUNITY INVOLVEMENT

Canadian Superior is a strong advocate of direct corporate involvement in communities contributing to, or affected by, its activities. We believe that direct community involvement enhances our ability to properly achieve common goals. Significant efforts are exerted to ensure that we have a responsible and responsive corporate presence. We conduct regular discussions with community representatives and stakeholders and we take care to ensure that planned activities are fully explained. Our attitude of direct involvement with local communities is consistently supported by sponsorship of community programs.


--------------------------------------------------------------------------------
9           CANADIAN SUPERIOR ENERGY INC. 2004 FIRST QUARTER REPORT

                                                         MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------

     In Western Canada, Canadian Superior has been a sponsor of urban and rural communities, charitable organizations and sponsorships including cancer research in Alberta, the Calgary Chinook Scout Foundation, the Rockyview General Hospital, STARS and the Alberta Cancer Foundation. The Company is also a major sponsor of the Calgary Stampede and 4H on Parade, the latter being one of the largest rural youth agricultural shows in North America. We intend to actively continue with support for community and charitable programs and initiatives and we encourage our staff and management to do the same.

     In Nova Scotia, Canadian Superior's contributions have included supporting education and training, as well as to oil and gas related research and development activities, for students enrolled in undergraduate education programs in Nova Scotia. We have provided Education, Training, and Research and Development funds to Dalhousie University, St. Francis Xavier University, the University College of Cape Breton and the Nova Scotia Community College.

     In Trinidad and Tobago, we intend to support local communities and programs consistent with achieving our objectives.

     In summary, we intend to continue to actively support programs related to communities and stakeholders that support our corporate objectives and growth strategies.

OUTLOOK - 2004

Accordingly, given the above mentioned achievements of the Corporation, with the continued strong support of our shareholders and the solid growth platforms we have developed that underpin Canadian Superior, we are very confident that 2004 presents us with a very exciting future. We intend to maintain a strong balance sheet while we remain focused on growing our Western Canadian production and developing our "World Class Home Run" opportunities for shareholders.

     We are confident that the stage has been set for our Company to achieve a "Grand Slam Home Run" for shareholders during 2004 and beyond. The awarding of Block 5 (c) in Trinidad and Tobago against British Gas has set this in motion, combined with an expanded management team that will be announced shortly, highlighted during the year with further drilling planned for our "Mariner" block Offshore Nova Scotia and exciting drilling and development slated for Western Canada. Over the last three calendar years our average share price growth has been 63% per year. During the last calendar year, our share price grew over 2 fold, an increase of 117% and was one of the top performers on the AMEX and TSE. The average trading volume for our common shares on the two exchanges was approximately 570,000 shares per day. We are confident that our continued hard work, along with the support of our shareholders will result in the achievement of further superior returns as we remain focused on our objective of growing the Corporation and continuing to add solid value for our shareholders.

     Respectfully submitted on behalf of Canadian Superior Energy Inc.

                                            CANADIAN SUPERIOR ENERGY INC.

                                            per

                                                    [SIGNATURE]

                                                    Greg S. Noval
                                                    President & CEO
                                                    May 11, 2004


THE CANADIAN SUPERIOR WEBSITE AT WWW.CANSUP.COM CONTAINS DETAILED DESCRIPTIONS OF WESTERN CANADIAN ASSETS, OFFSHORE NOVA SCOTIA MAPS AND PROJECT DESCRIPTIONS AND TRINIDAD MAPS AND PROJECT DESCRIPTIONS.


--------------------------------------------------------------------------------
            CANADIAN SUPERIOR ENERGY INC. 2004 FIRST QUARTER REPORT           10

MANAGEMENT DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated interim financial statements and notes thereto for the three months ended March 31, 2004, and the audited consolidated financial statements and MD&A for the year ended December 31, 2003 contained in the 2003 annual report for Canadian Superior Energy Inc. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada. The following discussion and analysis refers primarily to the first quarter of 2004 compared with the same period in 2003 unless otherwise indicated. The calculation of barrels of oil equivalent ("boe") is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

     Management's Discussion and Analysis contains the term "cash flow from operations", which is determined before changes in non-cash working capital and should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with generally accepted accounting principles ("GAAP"). Canadian Superior's determination of cash flow from operations may not be comparable to that reported by other corporations. A reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the financial statements. The Corporation also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding in a manner consistent with the calculation of earnings per share.

     The MD&A contains forward-looking or outlook information regarding the Corporation. Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking or outlook information. These risks and uncertainties include, but are not limited to: commodity price levels; production levels; the recoverability of reserves; transportation availability and costs; operating and other costs; interest rates and currency exchanges rates; and changes in environmental and other legislation and regulations.

     The following table sets forth selected financial information of the Corporation for the periods indicated:

Three Months Ended March 31 ($000's except per share amounts)           2004          2003
                                                                 -----------    ----------
Oil and gas revenue net of royalties                             $     7,188    $    3,146
Cash flow from operations                                              4,436           658
   Per Share - basic                                                    0.04          0.01
   Per Share - diluted                                                  0.04          0.01
Net loss                                                                (766)         (713)
   Per Share - basis                                                   (0.01)        (0.01)
   Per Share - diluted                                                 (0.01)        (0.01)
Total assets                                                         153,237       105,820
Net debt including working capital                                     4,662        28,519
------------------------------------------------------------------------------------------

PRODUCTION, PRICING AND REVENUE

Three Months Ended March 31 ($000's)
Natural Gas                                         2004             2003         % change
-----------                                  -----------      -----------      -----------
Average Daily Production (mcf/d)                  11,882            4,846              145
Average Sales Price ($/mcf)                  $      6.60      $      8.08              (18)
NATURAL GAS REVENUE ($000'S)                 $     7,136      $     3,524              102

Oil & NGLs
----------
Average Daily Production (bbl/d)                     614              122              403
Average Sales Price ($/bbl)                  $     34.52      $     42.82              (19)
OIL & NGLS REVENUE ($000'S)                  $     1,930      $       470              311

Barrels of Oil Equivalent (6:1)
-------------------------------
Average Daily Production (boe/d)                   2,594              930              179
Average Sales Price ($/boe)                  $     38.42      $     47.82              (20)
TOTAL OIL AND GAS REVENUE ($000'S)           $     9,072      $     4,001              127

     Average daily production for the first three months in 2004 increased to 2,594 boe/d, up 179 percent from 930 boe/d for the same period in 2003. The Drumheller property acquisition closed on March 20, 2003, and as such the Corporation only included revenues, expenses, and production volumes relating to Drumheller from March 21, 2003 forward.


--------------------------------------------------------------------------------
11           CANADIAN SUPERIOR ENERGY INC. 2004 FIRST QUARTER REPORT

                                              MANAGEMENT DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

     Oil and gas revenue increased 127 percent to $9.1 million in the first quarter of 2004, as compared to $4.0 million in in the first quarter of 2003. This revenue increase is due to higher production levels. The average realized sales price in 2004 was $38.42/boe ($6.60/mcf for natural gas and $34.52/bbl for oil and NGLs) down 20 percent from $47.82/boe in 2003 ($8.08/mcf for natural gas and $42.82/bbl for oil and NGLs).

     While the Corporation sells all its production within Canada, and receives its production payments in Canadian dollars, the Canadian dollar prices for oil, NGLs and natural gas are strongly referenced to US commodity prices. The Canadian dollar was approximately 15 percent higher versus the US dollar in the first quarter of 2004 than it was in the same period in 2003. This resulted in the Corporation's realized Canadian dollar denominated sales prices showing lower increases than the US dollar reference prices.

HEDGING

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes to protect the Corporation against negative commodity price movements and are not used for trading or other speculative purposes.

     The Corporation has the following contracts in place relating to the remainder of 2004:

Contract              Volume            Price                  Term
--------              ------            -----                  ----
NATURAL GAS
Fixed Price           2,000 gj/d        $6.14/gj (Aeco)        April 1 - October 31, 2004
CRUDE OIL
Fixed Price            275 bbl/d        $35.75 CAD/bbl WTI     January 1 - May 31, 2004

ROYALTIES

Royalties, net of royalty credit, totaled $1.9 million in the first quarter of 2004, up 120 percent from $0.9 million in the first three months of 2003. The increase in royalty expense is due to a 179 percent increase in average daily production rates. The average royalty rate, as a percentage of revenue, remained constant at approximately 21 percent for both years.

GENERAL AND ADMINISTRATIVE

Net G & A expenses decreased to $1.4 million in the first quarter of 2004, down from $1.8 million in 2003. 2004 G & A includes non-cash stock based compensation expenses of $243,000 relating to the implementation of a new accounting policy as of January 1, 2004. This policy requires all stock options granted to employees, directors or consultants of the Corporation to be fair valued and recorded as compensation expense when granted.

PRODUCTION AND OPERATING EXPENSES

                                                              2003                     2004
                                               --------------------------------------------
                                                 Q1        Q2         Q3       Q4         Q1
Production and Operating Expenses ($000's)      724     1,989      1,771    1,508      1,510
  Per boe ($)                                  8.65      7.89       7.02     6.16       6.40

     Production and operating expenses totaled $1.5 million for the first three months of 2004, up 109 percent from $0.7 million reported in the first quarter of 2003, as a result of the significant increase in the Corporation's production. Measured on a boe basis, 2004 production and operating expenses fell to $6.40/boe, down 26 percent from $8.65/boe in first quarter of 2003. Drumheller area production has significantly reduced the Corporation's per barrel production and operating expenses. The Corporation's Northern access properties generally have higher operating costs per boe compared to the Drumheller area. Production and operating expenses consistently fell throughout 2003 and into 2004 as our field team worked diligently to implement operations efficiencies.

INTEREST EXPENSE

For the first three months of 2004 the Corporation paid $174,000 in interest on its revolving production loan facility, which at March 31, 2004 had a drawn balance of only $6.65 million. Interest income of $128,000 was earned by the Corporation in the first quarter on its Offshore Nova Scotia licence term deposits, compared to $110,000 in the same period of 2003.


--------------------------------------------------------------------------------
             CANADIAN SUPERIOR ENERGY INC. 2004 FIRST QUARTER REPORT          12

MANAGEMENT DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

DEPLETION, DEPRECIATION AND ACCRETION

Depletion, depreciation and accretion expenses (DD&A) totaled $5.1 million, $21.54 per boe, for the first quarter, up from $1.3 million, $15.36 per boe, for the same period in 2003. This increase principally relates to the 179 percent increase in production year over year, combined with negative reserve revisions to the Corporation's non-Drumheller area properties in the January 1, 2004 independent reserve evaluation. DD&A has been restated as per Note 6 in accordance with the adoption of a new accounting policy regarding asset retirement obligations.

TAXES

The Corporation recorded current taxes of $68,000 for the first quarter of 2004 (first quarter 2003 - $36,000) in respect of the federal Large Corporations Tax. The Large Corporations Tax is based on the Corporation's book value. The Corporation does not expect to be cash taxable in 2004.

     A future income tax reduction of $126,000 was recorded for the first quarter of 2004, compared with a reduction of $63,000 for the same period in 2003. The reductions arose as a result of the loss from operations.

CAPITAL EXPENDITURES

Three Months Ended March 31 ($000's)        2004         2003    % change
-------------------------------------------------------------------------
Acquisition                              $     0      $54,160        (100)
Exploration & Development                 11,009        3,475         217
Plants, Facilities & Pipelines             1,648           95       1,635
Land & Lease                                 601            9       6,578
Capitalized Expenses                         952        1,051          (9)
-------------------------------------------------------------------------
                                         $14,210      $58,790         (76)
-------------------------------------------------------------------------
-------------------------------------------------------------------------

The Corporation incurred $14.2 million of capital expenditures in the first quarter of 2004, down from $58.8 million in the same period of 2003 which included $54.2 million on the Drumheller acquisition in that year. 2004 exploration and development expenses include $8.1 million for the Corporation's share of the Mariner I-85 well incurred during the quarter.

CEILING TEST

The Corporation adopted CICA Accounting Guideline 16 "Oil and Gas Accounting - Full Cost" in its fourth quarter 2003. This guideline limits the carrying value of oil and gas properties to their fair value in a ceiling test calculation which must be performed at least annually. The fair value is estimated to be the future cash flow from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. No write-down of oil and gas assets was required, under this guideline.

NET INCOME AND CASH FLOW FROM OPERATIONS

                                                  ($000's)                        ($ per boe)
                                             ----------------------------------------------------------------
Three Months Ended March 31                    2004      2003     % change       2004       2003     % change
-------------------------------------------------------------------------------------------------------------
REVENUE                                      $9,072    $4,001          127     $38.42     $47.82          (20)
  Royalties, net of ARTC                      1,884       855          120       7.97      10.22          (22)
  Production and operating expenses           1,510       724          109       6.40       8.65          (26)
-------------------------------------------------------------------------------------------------------------
OPERATING NETBACK                             5,678     2,422          134      24.05      28.95          (17)
  G & A expenses, net of stock based comp     1,128     1,673          (33)      4.78      20.00          (76)
  Net interest expense                           46        55          (16)      0.19       0.66          (71)
  Large Corporations Tax                         68        36           89       0.28       0.43          (35)
-------------------------------------------------------------------------------------------------------------
CASH FLOW                                     4,436       658          574      18.79       7.86          139
  Depletion, depreciation and accretion       5,085     1,285          296      21.54      15.36           40
  Stock based compensation                      243       149           63       1.03       1.78          (42)
  Future income tax recovery                   (126)      (63)         n/a      (0.53)     (0.75)         n/a
-------------------------------------------------------------------------------------------------------------
NET LOSS                                     $ (766)   $ (713)         n/a     $(3.25)    $(8.53)         n/a
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

The Corporation recorded a first quarter net loss of $766,000, or $0.01 per share, compared to a loss of $713,000 ($0.01 per share) in the same period in 2003. The principal contributor to the Q1, 2004 net loss was a $5.1 million depletion, depreciation and accretion charge, up from $1.3 million reported for Q1, 2003.


--------------------------------------------------------------------------------
13           CANADIAN SUPERIOR ENERGY INC. 2004 FIRST QUARTER REPORT

                                              MANAGEMENT DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

Cash flow from operations increased to $4.4 million in the first quarter of 2004, compared to $658,000 in the same period in 2003. Substantial production increases provided the primary contribution to the large comparative period cash flow increase.

LIQUIDITY AND CAPITAL RESOURCES

     The Corporation's current $28.0 million revolving production loan facility expires on May 31, 2004. At March 31, 2004, $6.65 million was drawn on this facility. As at April 30, 2004, approximately $9.7 million is outstanding on this facility, and the Corporation has approximately $18.2 million in cash deposits available for corporate purposes. In addition to the $18.2 million of available cash currently on hand, the Corporation has $13.8 million of term deposits posted as security against its remaining Offshore Nova Scotia work expenditure bids.

     During the first quarter of 2004, equity financings supplemented $4.4 million of cash flow from operations to fund $14.2 million of capital expenditures and to strengthen the Corporation's working capital position. An aggregate of $8.3 million was raised from purchase warrant and option exercises and $0.5 million was raised through special warrant financings.

     At March 31, 2004, the Corporation had $13.8 million in interest bearing term deposits posted as security against work expenditure bids. The security deposits are released to the Corporation on a basis proportionate to 25 percent of expenditures incurred. It is the Corporation's intention to secure a joint venture partner for its deepwater "Mayflower" block which, if successful, will release up to $10.3 million in secured term deposits assigned to this block.

     The Corporation's 2004 Western Canadian exploration and development expenditures are expected to be primarily funded from operating cash flow. If additional cash is required to fund planned 2004 capital programs, in particular programs Offshore Nova Scotia and Offshore Trinidad, it may be sourced from equity financings or, in the case of Offshore Nova Scotia activities, from potential releases of secured term deposits as additional work expenditures are incurred. The Corporation may also elect to farm-out portions of its Offshore Nova Scotia acreage, or enter into other arrangements with third parties, thereby reducing capital required from the Corporation to fund these prospects.

BUSINESS RISKS

Companies engaged in the oil and gas industry are exposed to a number of business risks, which can be described as operational and financial risks, many of which are outside of Canadian Superior's control. More specifically these include risks of economically finding reserves and producing oil and gas in commercial quantities, marketing the production, commodity prices and interest rate fluctuations, and environmental and safety risks. In order to mitigate these risks, the Corporation has an experienced base of qualified personnel, both technical and financial, and maintains an insurance program that is consistent with industry standards.

     At March 31, 2004, the Corporation had $13.8 million of term deposits posted as security against its remaining Offshore Nova Scotia work expenditure bids. To the extent that expenditures are not incurred within the periods allowed, the Corporation would forfeit its proportionate share of any remaining deposit relating to the unexpended work commitment.

     The Corporation's existing production loan facility expires on May 31, 2004. The Corporation has sufficient cash on hand to fully pay out the current drawn balance.

NOTICE TO READER

MANAGEMENT HAS COMPILED THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION OF CANADIAN SUPERIOR ENERGY INC. CONSISTING OF THE INTERIM CONSOLIDATED BALANCE SHEETS AS AT MARCH 31, 2004 AND 2003 AND THE CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT) AND CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THREE MONTHS ENDED MARCH 31, 2004 AND 2003. PLEASE NOTE THE INTERIM FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED OR AUDITED BY EXTERNAL AUDITORS.


--------------------------------------------------------------------------------
             CANADIAN SUPERIOR ENERGY INC. 2004 FIRST QUARTER REPORT          14

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

(THOUSANDS OF DOLLARS)

                                                           MARCH 31           December 31
ASSETS                                                        2004                 2003
                                                          (UNAUDITED)            (audited)
                                                         ------------         -------------
                                                                                (restated)
Current assets
  Cash and short-term investments                        $    18,155          $     9,328
  Nova Scotia offshore drilling security deposit                  --               10,000
  Accounts receivable                                          4,121                3,540
  Prepaid expenses                                               419                  568
                                                         ------------         ------------
                                                              22,695               23,436

Nova Scotia offshore term deposits                            13,839               13,839
Oil and gas assets                                           116,703              107,474
                                                         ------------         ------------
                                                         $   153,237          $   144,749
                                                         ============         ============

LIABILITIES

Current liabilities
  Accounts payable and accrued liabilities               $    20,707          $    14,630
  Revolving production loan (Note 2)                           6,650               12,550
                                                         ------------         ------------
                                                              27,357               27,180

Asset retirement obligation (Note 6)                           6,083                5,979
Future income taxes                                            9,090                9,220
                                                         ------------         ------------
                                                              42,530               42,379
                                                         ------------         ------------

SHAREHOLDERS' EQUITY

Share capital (Note 3)                                       111,264              102,404
Contributed surplus (Note 6)                                   1,647                1,404
Deficit (Note 6)                                              (2,204)              (1,438)
                                                         ------------         ------------
                                                             110,707              102,370
                                                         ------------         ------------
                                                         $   153,237          $   144,749
                                                         ============         ============

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


--------------------------------------------------------------------------------
15          CANADIAN SUPERIOR ENERGY INC.  2004 FIRST QUARTER REPORT

                                           CONSOLIDATED STATEMENTS OF OPERATIONS
                                                 AND RETAINED EARNINGS (DEFICIT)
--------------------------------------------------------------------------------

(UNAUDITED)
(THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                                Three Months Ended
                                                                     March 31
                                                         ----------------------------------
                                                             2004                  2003
                                                         ------------         -------------
                                                                                (restated)
Revenue
  Oil and gas                                            $     9,072          $     4,001
  Royalties                                                   (1,884)                (855)
                                                         ------------         ------------
                                                               7,188                3,146
                                                         ------------         ------------

Expenses
  General and administrative                                   1,371                1,822
  Production and operating                                     1,510                  724
  Interest                                                       174                  165
  Depletion, depreciation and accretion                        5,085                1,285
                                                         ------------         ------------
                                                               8,140                3,996
                                                         ------------         ------------

Loss from operations                                            (952)                (850)
Interest income                                                  128                  110
Loss before income taxes                                        (824)                (740)
Income taxes
  Capital                                                         68                   36
  Future (reduction)                                            (126)                 (63)
                                                         ------------         ------------
                                                                 (58)                 (27)
                                                         ------------         ------------

Net loss                                                        (766)                (713)
Deficit, beginning of period                                  (1,438)             (17,057)
Adjustment to deficit (Note 6)                                    --                 (486)
                                                         ------------         ------------
Deficit, end of period                                   $    (2,204)         $   (18,256)
                                                         ============         ============
Loss per share                                           $     (0.01)         $     (0.01)
                                                         ============         ============
Diluted loss per share                                   $     (0.01)         $     (0.01)
                                                         ============         ============

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


--------------------------------------------------------------------------------
            CANADIAN SUPERIOR ENERGY INC.  2004 FIRST QUARTER REPORT          16

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

(UNAUDITED)
(THOUSANDS OF DOLLARS)

                                                                Three Months Ended
                                                                     March 31
                                                         ---------------------------------
                                                             2004                 2003
                                                         ------------         ------------
                                                                               (restated)
CASH PROVIDED BY (USED IN):
OPERATIONS
  Net loss                                               $      (766)         $      (713)
  Items not involving cash for operations:
    Depletion, depreciation and accretion                      5,085                1,285
    Stock based compensation                                     243                  149
    Future income tax reduction                                 (126)                 (63)
                                                         ------------         ------------
    Cash flow from operations                                  4,436                  658
  Net change in non-cash working capital                       7,905                 (193)
                                                         ------------         ------------
                                                              12,341                  465
                                                         ------------         ------------

FINANCING
  Issue of shares                                              8,856               32,792
  Note payable advance                                             0                1,500
  Redemption of Nova Scotia offshore term deposits                 0                  805
  Revolving production loan advances (repayments)             (5,900)              21,650
                                                         ------------         ------------
                                                               2,956               56,747
                                                         ------------         ------------

INVESTING
  Acquisition of oil and gas assets                                0              (54,160)
  Exploration and development expenditures                   (14,210)              (4,630)
                                                         ------------         ------------
                                                             (14,210)             (58,790)
  Net change in non-cash working capital                       7,740                1,578
                                                         ------------         ------------
                                                              (6,470)             (57,212)
                                                         ------------         ------------
Increase (decrease) in cash and short term investments         8,827                   --

Cash and short-term investments, beginning of period           9,328                   --
                                                         ------------         ------------
Cash and short-term investments, end of period           $    18,155          $        --
                                                         ============         ============

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


--------------------------------------------------------------------------------
17          CANADIAN SUPERIOR ENERGY INC.  2004 FIRST QUARTER REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Tabular amounts in thousands except per share amounts)
--------------------------------------------------------------------------------

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements of Canadian Superior Energy Inc. have been prepared by management in accordance with the accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2003 except as described in Note 6. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2003.

NOTE 2: REVOLVING PRODUCTION LOAN

At March 31, 2004 the Corporation had a demand revolving production loan facility (the "facility") with a Canadian chartered bank of $28,000,000 of which it had drawn $6,650,000. The facility bears interest at prime plus 0.75% on the first $22.5 million of the facility and prime plus 1.0% on the excess. The facility is secured by a $50 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation. The facility expires May 31, 2004, unless renewed.

As at April 30, 2004, the facility had a drawn balance of $9.7 million.

NOTE 3: SHARE CAPITAL

a)   Issued:

     The Corporation's authorized share capital consisted of an unlimited number of common shares and preferred shares. The voting of common shares issued are:

                                                                  NUMBER            AMOUNT
                                                                ---------------------------
     Balance as at December 31, 2003                              96,101        $   80,095
       Issued upon conversion of special warrants                  7,543            22,834
       Issued upon exercise of stock options                         743               789
       Issued upon exercise of $2.00 purchase warrants             3,002             6,004
       Issued upon exercise of $3.20 purchase warrants               484             1,549
       Issue costs, net of future tax reduction of $4.00              --                (7)
                                                                ---------------------------
     Balance as at March 31, 2004                                107,873         $ 111,264
                                                                ===========================

b)   Special warrants issued:

                                                                  NUMBER            AMOUNT
                                                                ---------------------------
     Balance, January 1, 2003                                         --        $       --
       Issued for cash:
       Flow-through special warrants                                 143               500
       Tax benefits renounced on flow-through special warrants        --              (180)
       Special warrants                                            7,225            21,989
                                                                ---------------------------

       Balance, December 31, 2003                                  7,368        $   22,309

       Special warrants issued for cash                              175               525
                                                                ---------------------------
                                                                   7,543            22,834
       Converted upon issuance of common shares                   (7,543)          (22,834)
                                                                ---------------------------
       Balance as at March 31, 2004                                    0        $        0
                                                                ===========================

     On February 6, 2004 the Corporation filed a short form prospectus qualifying the distribution of: (a) 7,400,180 common shares and 2,466,726 common share purchase warrants upon the exercise of the 7,225,180 special warrants issued in December 2003 and an additional 175,000 special warrants issued on January 12, 2004 and (b) 142,857 flow-through common shares upon the exercise of 142,857 flow-through special warrants issued on December 31, 2003.

c)   Purchase Warrants:

     i)   The following table summarizes the $2.00 purchase warrant activity :

                                                                         Number
                                                                         -------
          Outstanding, as at December 31, 2003                            3,368
          Exercised January 1 - March 19, 2004                           (3,002)
          Unexercised, and expired as of March 20, 2004                    (366)
                                                                         -------
          Outstanding, as at March 31, 2004                                   0
                                                                         =======


--------------------------------------------------------------------------------
            CANADIAN SUPERIOR ENERGY INC.  2004 FIRST QUARTER REPORT          18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands except per share amounts)
--------------------------------------------------------------------------------

     ii) As described in Note 3(b) in February 2004, the Corporation filed a short form prospectus qualifying the distribution of 2,466,726 common share purchase warrants. The following table summarizes this $3.20 purchase warrant activity:

                                                                         Number
                                                                         -------
          Balance, as at December 31, 2003,
            upon short form prospectus filing                                --
          Issued February 6, 2004                                         2,467
          Exercised, total as at March 31, 2004                            (484)
          Expired on March 31, 2004 (insiders of Corporation)               (33)
                                                                         -------
          Outstanding, as at April 1, 2004
            and expiring December 31, 2004                                1,950
                                                                         =======

          On March 30, 2004, the Corporation announced it had extended the $3.20 purchase warrant expiry to December 31, 2004 for non-insiders of the Corporation.

     d) On June 27, 2003, at the Corporation's Annual Meeting of Shareholders, a special resolution was approved authorizing a reduction in the stated capital account for the common shares of the Corporation of $17,057,000, being the Corporation's deficit as at December 31, 2002.

     e)   Stock options:

          The Corporation has a stock option plan for its directors, officers, employees and key consultants. The exercise price for stock options granted is no less than the quoted market price on the grant date. An option's maximum term is ten years.

                                                          March 31, 2004           December 31, 2003
                                                  -------------------------------------------------------
                                                                   Weighted                     Weighted
                                                       Number       Average         Number       Average
                                                   of Options         Price     of Options         Price
                                                  -------------------------------------------------------
          Balance, beginning of year                    5,133       $  1.29          5,841       $  1.12
            Forfeited                                    (400)         0.95           (188)         1.35
            Exercised                                    (743)         1.06         (1,625)         0.99
            Granted                                       450          2.70          1,105          1.73
                                                  -------------------------------------------------------
          Balance, end of year                          4,440       $  1.49          5,133       $  1.29
                                                  =======================================================

          A modified Black-Scholes option pricing model, with the following weighted average assumptions for the three months ended March 31, 2004, was used to estimate the fair value of options on the date of the grant:

          Risk free interest rate (%)                    4.0
          Expected lives (years)                         5.0
          Expected volatility (%)                         66
          Dividend per share                            0.00

          The grant date weighted average fair value of options issued during 2004 was $1.39 per option.

NOTE 4: RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2004, the Corporation paid $307,000 (2003 - $93,000) at commercial terms for oilfield equipment rentals to a company controlled by a director and for aircraft rentals at commercial terms to a company controlled by an officer and director of the Corporation.

In March 2003, the Corporation received $1.5 million from a company controlled by an officer and director of the Corporation. The note was fully repaid by the Corporation in November 2003, including interest in the amount of $99,986.

NOTE 5: HEDGES

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.


--------------------------------------------------------------------------------
19          CANADIAN SUPERIOR ENERGY INC.  2004 FIRST QUARTER REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Tabular amounts in thousands except per share amounts)
--------------------------------------------------------------------------------

     The Corporation has the following contracts in place relating to the remainder of 2004:

     Contract            Volume           Price                   Term
     --------            ------           -----                   ----
     NATURAL GAS
     Fixed Price         2,000 gj/d       $6.14/gj (Aeco)         April 1 - October 31, 2004
     CRUDE OIL
     Fixed Price         275 bbl/d        $35.75 CAD/bbl WTI      January 1 - May 31, 2004

NOTE 6: CHANGE IN ACCOUNTING POLICIES

a)   Asset Retirement Obligation

     Effective January 1, 2004 the Corporation retroactively adopted the new standard "Asset Retirement Obligations". This standard required the recognition of the fair value of obligations associated with the retirement of tangible long-lived assets be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to asset retirement accretion which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. See below for the impact of the adoption in the financial statements.

     Prior to January 1, 2004, the Corporation provided for future site restoration and abandonment costs over the life of the proved reserves on a unit-of-production basis. Actual site restoration expenditures were deducted from the liability as incurred.

b)   Stock-based compensation plans

     The Corporation adopted the application of the new accounting policy for stock-based compensation as of January 1, 2004, with retroactive effect to January 1, 2002. This section requires all stock options granted to employees, directors or consultants of the Corporation to be fair valued and recorded as a compensation expense when granted, with a corresponding increase to contributed surplus. The adoption of this policy decreased 2004 earnings by $243,000.

c)   The following adjustments result from the application of the new policies:


     Consolidated Balance Sheet - As at December 31, 2003 ($000's)

                                                                 CHANGE REGARDING:
                                                         --------------------------------
                                                         ASSET RETIREMENT     STOCK BASED
                                          AS REPORTED       OBLIGATION       COMPENSATION      AS RESTATED
     ------------------------------------------------------------------------------------------------------
     Assets
       Oil and gas assets                     102,677            4,797                 --          107,474
     Liabilities and shareholders' equity
       Asset retirement obligation              1,634            4,345                 --            5,979
       Future income taxes                      9,046              174                 --            9,220
       Deficit                                   (312)             278             (1,404)          (1,438)
       Contributed Surplus                         --               --              1,404            1,404
     ------------------------------------------------------------------------------------------------------

     Changes to asset retirement obligations were as follows:

                                                                  FOR THREE MONTHS
                                                              ENDED MARCH 31, 2004
     ------------------------------------------------------------------------------
     Asset retirement obligations at beginning of period                     5,979
     Liabilities incurred during period                                         --
     Liabilities settled during period                                          --
     Accretion                                                                 104
     Asset retirement obligations at March 31                                6,083
     ------------------------------------------------------------------------------

     The adjustment of $(486,000) to the January 1, 2003 opening deficit consists of changes relating to the retroactive application of stock based compensation of $(633,000) and asset retirement obligations of $147,000.


--------------------------------------------------------------------------------
            CANADIAN SUPERIOR ENERGY INC.  2004 FIRST QUARTER REPORT          20

HIGHLIGHTS

The following table sets forth selected financial information of Canadian Superior Energy Inc. for the periods indicated:


Three Months Ended March 31 (unaudited)

                                                                             %
                                               2004          2003         Change
                                           --------------------------------------
FINANCIAL:
  ($000's except per share amounts)
  Oil and gas revenues                       $9,072        $4,001           127%
  Cash flow from operations                  $4,436          $658           574%
    Per Share                                 $0.04         $0.01           300%
  Net earnings (loss)                         $(766)        $(713)            7%
    Per Share                                $(0.01)       $(0.01)            0%
  Capital expenditures                      $14,210       $58,790           -76%
  Net debt including working capital         $4,662       $28,519           -84%
  Weighted average common
    shares outstanding                      101,401        71,211            42%

PRODUCTION, PRICING AND REVENUE:

Three Months Ended March 31 (unaudited)

                                                                             %
                                               2004          2003         Change
                                           --------------------------------------
NATURAL GAS
  Average Daily Production (mcf/d)           11,882         4,846            145%
  Average Sales Price ($/mcf)                 $6.60         $8.08            -18%
OIL & NGLS
  Average Daily Production (bbl/d)              614           122            403%
  Average Sales Price ($/bbl)                $34.52        $42.82            -19%
BARRELS OF OIL EQUIVALENT (6:1)
  Average Daily Production (boe/d)            2,594           930            179%
  Average Sales Price ($/boe)                $38.42        $47.82            -20%
  Total Oil and Gas Revenue ($000's)         $9,072        $4,001            127%

  Wells Drilled
    Gross                                         6             2            200%
    Net                                         4.2           1.5            180%


--------------------------------------------------------------------------------
21          CANADIAN SUPERIOR ENERGY INC.  2004 FIRST QUARTER REPORT

                                                           CORPORATE INFORMATION
--------------------------------------------------------------------------------

DIRECTORS                                            OFFICERS AND SENIOR MANAGEMENT

GREG NOVAL, B. COMM., B.A. (ECON.), LLB              GREG NOVAL, B. COMM., B.A. (ECON.), LLB
  PRESIDENT & CHIEF EXECUTIVE OFFICER                  PRESIDENT & CHIEF EXECUTIVE OFFICER
LEIGH BILTON                                         MICHAEL E. COOLEN, P. ENG.
  VICE PRESIDENT, OPERATIONS                           VICE PRESIDENT & DIRECTOR, EAST COAST OPERATIONS
CHARLES DALLAS                                       LEIGH BILTON
  DIRECTOR                                             VICE PRESIDENT, OPERATIONS
RODNEY (ROD) D. ERSKINE, B.S. PET. ENG.              DANIEL C. MACDONALD B.A., BUSINESS ADMIN. (FINANCE)
  DIRECTOR                                             LAND MANAGER
T.J. (JAKE) HARP, B. SC. PET. ENG., P.GEOPH.         GEROLD FONG, B. SC., GEOPHYSICS
  DIRECTOR                                             EXPLORATION MANAGER
GERALD J. MAIER, O.C., C.D., LL.D., FCAE             JASON BEDNAR, B. COMM., C.A.
  DIRECTOR                                             CONTROLLER
J. RONALD WOODS, B. COMM., C.F.A.                    MARK GILLIS, P. ENG.
  DIRECTOR                                             MANAGER, EAST COAST OPERATIONS



INDEPENDENT ENGINEERS                                SOLICITORS

Gilbert Laustsen Jung Associates Ltd                 McCarthy Tetrault LLP
  CALGARY, ALBERTA                                     CALGARY, ALBERTA
McDaniel & Associates Consultants Ltd                Borden Ladner Gervais LLP
  CALGARY, ALBERTA                                     CALGARY, ALBERTA
                                                     Burchell Green Hayman Parish
                                                       HALIFAX, NOVA SCOTIA

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc.
  CALGARY, ALBERTA & TORONTO, ONTARIO                AUDITORS

                                                     KPMG LLP
                                                       CALGARY, ALBERTA
STOCK EXCHANGE LISTING

The Toronto Stock Exchange                           BANKS
American Stock Exchange
Trading Symbol: SNG                                  Alberta Treasury Branch
                                                       CALGARY, ALBERTA
                                                     HSBC Bank Canada
                                                       CALGARY, ALBERTA


--------------------------------------------------------------------------------
            CANADIAN SUPERIOR ENERGY INC.  2004 FIRST QUARTER REPORT          22

                                   [GRAPHIC]

                               CANADIAN SUPERIOR
                                  ENERGY INC.



                                   HEAD OFFICE
              Suite 3300, 400 - 3rd Avenue S.W., Calgary, Alberta,
                                 Canada T2P 4H2
                     Tel: (403) 294-1411 Fax: (403) 216-2374



                                EAST COAST OFFICE
                              Purdy's Wharf Tower 1
           Suite 1409, 1959 Upper Water Street, Halifax, Nova Scotia
                                 Canada B3J 3N2
                    Tel: (902) 474-3969 Fax: (902) 474-3958



                                 WWW.CANSUP.COM